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Follow-Up Materials

09045555

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
MAR 12 2009
THOMSON REUTERS
E

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ____________

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A   BRANCH: ____

FILE NO.: 83-00006   FISCAL YEAR: ____________

(03/94)

EUROPEAN BANK
for Reconstruction and Development

Income statement and balance sheet

for the year ended

31 December 2008

Income Statement

For the year ended 31 December 2008

	Year to 31 December 2008 € million	Year to 31 December 2007 € million
Interest and similar income		
From Banking loans	**668**	594
From fixed-income debt securities and other interest	**632**	699
Interest expense and similar charges	**(633)**	(717)
Net interest income	**667**	576
Net fee and commission income	**6**	14
Dividend income	**68**	87
Net (losses)/gains from share investments at fair value through profit or loss	**(892)**	1,071
Net (losses)/gains from available-for-sale share investments	**(265)**	266
Net losses from available-for-sale Treasury assets	**(2)**	(1)
Net losses from dealing activities at fair value through profit or loss	**(69)**	(8)
Foreign exchange movement	**(1)**	1
Fair value movement on non-qualifying and ineffective hedges	**361**	(72)
Provisions for impairment of Banking loan investments	**(105)**	201
Provisions for impairment of Treasury loan investments	**(127)**	-
General administrative expenses	**(227)**	(240)
Depreciation and amortisation	**(16)**	(11)
Net (loss)/profit for the year	**(602)**	1,884
Transfers of net income approved by the Board of Governors	(115)	-
Net (loss)/profit after transfers of net income approved by the Board of Governors	**(717)**	1,884

Balance Sheet

At 31 December 2008

	€ million	31 December 2008 € million	€ million	31 December 2007 € million
Assets				
Placements with and advances to credit institutions	3,344		4,514	
Collateralised placements	1,163		1,818	
	4,507		6,332	
Debt securities				
At fair value through profit or loss	1,213		1,501	
Available-for-sale	1,263		6,873	
Held-to-maturity	1,157		-	
	3,633		8,374	
		8,140		14,706
Other financial assets				
Derivative financial instruments	2,849		1,961	
Other financial assets	1,139		825	
		3,988		2,786
Share investments				
Banking portfolio:				
Share investments at fair value through profit or loss	2,310		3,469	
Available-for-sale share investments	2,054		3,124	
	4,364		6,593	
Treasury portfolio:				
Available-for-sale share investments	42		47	
		4,406		6,640
Loan investments				
Banking portfolio:				
Loans	10,930		8,985	
Less: Provisions for impairment	(227)		(124)	
	10,703		8,861	
Treasury portfolio:				
Loans	5,811		-	
Less: Provisions for impairment	(134)		-	
	5,677		-	
		16,380		8,861
Intangible assets		48		39
Property, technology and office equipment		41		43
Paid-in capital receivable		44		100
Total assets		33,047		33,175
Liabilities				
Borrowings				
Amounts owed to credit institutions	2,141		1,462	
Debts evidenced by certificates	16,295		16,209	
		18,436		17,671
Other financial liabilities				
Derivative financial instruments	1,519		631	
Other financial liabilities	1,342		999	
		2,861		1,630
Total liabilities		21,297		19,301
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		6,552		8,676
Total members' equity		11,750		13,874
Total liabilities and members' equity		33,047		33,175
Memorandum items				
Undrawn commitments		6,469		7,117

European Bank
for Reconstruction and Development

FOR IMMEDIATE RELEASE

Date: 25 February 2009

Contact: Anthony Williams
Tel: +44 20 7338 6997
Email: Williama@ebrd.com

EBRD to boost investments in response to crisis

Equity market decline causes 2008 loss

The EBRD plans a substantial increase in investments in 2009 as a direct response to the impact of the global financial crisis on the economies of eastern Europe, after making a net loss in 2008 of €602 million.

The 2008 shortfall, which compares with a net profit of €1.9 billion in 2007, was largely a result of unrealized losses in the EBRD's holding of equity stakes which have fallen in value in line with the decline of stock markets worldwide.

The loss will not affect the Bank's investment plans as the EBRD remains very strongly capitalised. The Bank is planning to invest around €7 billion across its countries of operations this year, compared with €5.1 billion in 2008.

The EBRD's response to the crisis, which is now impacting all the countries where it invests, has focused on the immediate needs of the financial sector, in order to help strengthen sound institutions and maintain flows of credit to small and medium-sized enterprises, whose sources of funding have dried up.

Recent investments have included financing packages for Bank of Georgia, for Ukraine's Raiffeisen Bank Aval and for Banca Transilvania, one of Romania's leading SME banks.

The EBRD has also provided financial support to three regional banks in Russia with the aim of strengthening their capital base and to help make sure they can continue to support the economy, particularly small and medium-sized enterprises.

These investments have included a combination of loans to provide liquidity as well as subordinated debt and equity in order to help strengthen the banks' capital base and balance sheets.

The EBRD's crisis response also includes support for working capital and critical investments in the corporate sector, as well as plans for a doubling to €1.5 billion of the EBRD's guarantees and liquidity for regional trade, seen as crucial to sustaining the economies in eastern Europe.

The Bank expects to invest around €3 billion in the financial sector in 2009, around €1.5 billion in the corporate sector and around €2.5 billion in the infrastructure and energy sectors.

The severity of the economic crisis in eastern Europe is threatening to throw nearly two decades of economic reform into reverse. In seeking solutions to the region's problems, the EBRD is working closely and successfully together with other international financial institutions and organisations.

"The region's problems are deeply interwoven with those of the rest of Europe and the solution lies in a co-ordinated response from public authorities and international financial institutions," said EBRD President Thomas Mirow.

The EBRD's investments of €5.1 billion in 2008 compared with €5.6 billion in 2007, with the decline mainly due to the impact of the financial crisis on the timing of project signings in the fourth quarter of 2008.

During the year, the Bank continued to place a high priority on investments in the Western Balkans and the less advanced economies of the Caucasus and Central Asia, the Early Transition Countries*. A strong emphasis on investments in sustainable energy projects also continued.

Investments in the Early Transition Countries rose 14 percent to €586 million, while business volume in the Western Balkans rose 16 percent to €534 million. Investments in sustainable energy projects reached close to €1 billion, or 20 percent of total volume.

Russia took a 36 percent share of total investments last year while the share of investments in the countries that joined the EU in 2004 remained at six percent.

Since its creation in 1991, the EBRD has invested a total €41.7 billion. Together with third parties and via co-financing, the Bank has invested €134.8 billion over the last 17 years.

Despite the impact of the financial crisis, the Bank has maintained its strong capital position, with members' equity and callable capital totalling €26.3 billion at the end of 2008, against banking loan and equity assets of €15.1 billion.

The EBRD also continues to maintain high levels of liquidity and has effective access to international capital markets where it benefits from its Triple A status.

*The Early Transition Countries are: Armenia, Azerbaijan, Georgia, Kyrgyz Republic, Moldova, Mongolia, Tajikistan and Uzbekistan

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 September 2008

(UNAUDITED)

Table of contents

Income statement

For the nine months ended 30 September 2008 (unaudited) and 30 September 2007 (unaudited)

	Quarter to 30 September 2008 € million	Year to date 30 September 2008 € million	Quarter to 30 September 2007 € million	Year to date 30 September 2007 € million
Interest and similar income				
From loans	161	473	152	438
From fixed-income debt securities and other interest	156	481	178	509
Interest expense and similar charges	(151)	(475)	(181)	(526)
Net interest income	166	479	149	421
Net fee and commission income	2	5	2	9
Dividend income	29	61	12	74
Net (losses)/gains from share investments at fair value through profit or loss	(46)	(156)	44	1,040
Net gains from available-for-sale share investments	83	224	174	240
Net (losses)/gains from available-for-sale Treasury assets	(91)	(94)	(1)	3
Net gains from dealing activities	9	9	6	6
Fair value movement on non-qualifying and ineffective hedges	168	144	(2)	(40)
Operating income	320	672	384	1,753
General administrative expenses	(52)	(164)	(61)	(175)
Depreciation and amortisation	(4)	(11)	(3)	(8)
Operating profit before provisions	264	497	320	1,570
Provisions for impairment of loan investments	(18)	(28)	244	223
Net profit for the period	246	469	564	1,793
Transfers of net income approved by the Board of Governors	-	(115)	-	-
Net profit after transfers of net income approved by the Board of Governors	246	354	564	1,793

Balance sheet

At 30 September 2008 (unaudited) and 31 December 2007 (audited)

	€ million	30 September 2008 € million	€ million	Restated 31 December 2007 € million
Assets				
Placements with and advances to credit institutions	4,416		4,514	
Collateralised placements	1,151		1,818	
	5,567		6,332	
Debt securities				
Trading	1,368		1,501	
		6,935		7,833
Other assets				
Derivative financial instruments	2,214		1,961	
Other	956		825	
		3,170		2,786
Share investments				
Treasury portfolio				
Available-for-sale share investments	50		47	
Banking portfolio				
Share investments at fair value through profit or loss	2,771		3,469	
Available-for-sale share investments	2,711		3,124	
	5,482		6,593	
		5,532		6,640
Loan investments				
Treasury portfolio				
Debt securities	7,527		6,873	
Banking portfolio				
Loans	10,510		8,985	
Less: Provisions for impairment	(158)		(124)	
	10,352		8,861	
		17,879		15,734
Property, technology and office equipment		41		43
Intangible assets		47		39
Paid-in capital receivable		44		100
Total assets		33,648		33,175
Liabilities				
Borrowings				
Amounts owed to credit institutions	1,683		1,462	
Debts evidenced by certificates	16,458		16,209	
		18,141		17,671
Other liabilities				
Derivative financial instruments	949		631	
Other	1,455		999	
		2,404		1,630
Total liabilities		20,545		19,301
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		7,905		8,676
Total members' equity		13,103		13,874
Total liabilities and members' equity		33,648		33,175
Memorandum items				
Undrawn commitments		6,415		7,117

Statement of changes in members' equity for the period ended 30 September 2008 (unaudited) and 30 September 2007 (unaudited)

						General reserve		Total reserves	Total
For the period ended 30 September 2008	Subscribed capital € million	Callable capital € million	Strategic reserve € million	Special reserve € million	Loan loss reserve € million	Other reserves € million	Retained earnings € million	and retained earnings € million	members' equity € million
At 31 December 2006	19,794	(14,596)	-	215	293	2,204	4,262	6,974	12,172
Internal tax for the period	-	-	-	-	-	4	-	4	4
Qualifying fees and commissions	-	-	-	9	-	-	(9)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	-	(234)	-	(234)	(234)
Reserves transfer	-	-	-	-	(13)	-	13	-	-
Net profit for the period	-	-	-	-	-	-	1,793	1,793	1,793
At 30 September 2007	19,794	(14,596)	-	224	280	1,974	6,059	8,537	13,735
At 31 December 2007	19,794	(14,596)	-	232	304	2,027	6,113	8,676	13,874
Internal tax for the period	-	-	-	-	-	3	-	3	3
Qualifying fees and commissions	-	-	-	13	-	-	(13)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	-	(1,128)	-	(1,128)	(1,128)
Reserves transfer	-	-	830	-	66	2	(898)	-	-
Net profit after transfers of net income approved by the Board of Governors	-	-	-	-	-	-	354	354	354
At 30 September 2008	**19,794**	**(14,596)**	**830**	**245**	**370**	**904**	**5,556**	**7,905**	**13,103**

Reserves decreased from €8.7 billion at the end of 2007 to €7.9 billion at 30 September 2008, primarily as a result of the decrease in fair value of available-for-sale assets for the year. Of the Bank's total reserves at 30 September 2008, €2.7 billion represented unrealised gains from share investments, equity derivatives and the Treasury portfolio, €370 million related to the loan loss reserve, €245 million represented the special reserve, €830 million represented the strategic reserve and €135 million relating to the Nuclear Fund allocation, leaving €3.6 billion unrestricted reserves.

Statement of cash flows for the nine months ended 30 September 2008 (unaudited) and 30 September 2007 (unaudited)

For the nine months ended 30 September 2008 (unaudited)	€ million	Period to 30 September 2008 € million	€ million	Period to 30 September 2007 € million
Cash flows from operating activities				
Net profit for the period after transfers of net income approved by the Board of Governors[1]	354		1,793	
Adjustments for:				
Interest income	(954)		(947)	
Interest expense and similar charges	475		526	
Net deferral of fees and direct costs	31		16	
Internal taxation	3		4	
Realised gains on share investments	(404)		(489)	
Unrealised losses/(gains) on share investments and equity derivatives at fair value through profit or loss	338		(780)	
Impairment recoveries on available-for-sale share investments	(2)		(11)	
Realised gains on available-for-sale debt securities	(1)		(1)	
Impairment charge/(recoveries) on available-for-sale debt securities	95		(2)	
Unrealised gains on dealing securities	(4)		(3)	
Fair value movement on non-qualifying and ineffective hedges	(144)		(4)	
Depreciation and amortisation	11		8	
Gross provisions charge/(release) for loan losses	32		(223)	
	(170)		(113)	
Interest income received	942		670	
Interest expense and similar charges paid	(415)		(487)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(23)		14	
Fair value movement on net Treasury assets	(926)		(407)	
Proceeds from repayments of loans	2,389		1,747	
Proceeds from prepayments of loans	129		423	
Funds advanced for loans	(3,849)		(2,777)	
Proceeds from sale of share investments	741		815	
Funds advanced for share investments	(917)		(648)	
Net placements to credit institutions	(86)		(1,248)	
Decrease in operating liabilities:				
Accrued expenses	(74)		(4)	
Net cash used in operating activities		(2,259)		(2,015)
Cash flows used in investing activities				
Proceeds from sale of available-for-sale debt securities	1,211		2,374	
Purchases of available-for-sale debt securities	(1,746)		(2,846)	
Purchase of property, technology and office equipment	(18)		(31)	
Net cash used in investing activities		(553)		(503)
Cash flows from financing activities				
Capital received	56		81	
Issue of debts evidenced by certificates	11,790		7,305	
Redemption of debts evidenced by certificates	(10,105)		(6,088)	
Net cash from financing activities		1,741		1,298
Net decrease in cash and cash equivalents		(1,071)		(1,220)
Cash and cash equivalents at beginning of the period		3,018		3,338
Cash and cash equivalents at 30 September		1,947		2,118

Cash and cash equivalents comprise the following amounts maturing within three months	2008 € million	2007 € million
Placements with and advances to credit institutions	3,229	3,065
Amounts owed to credit institutions	(1,283)	(947)
Cash and cash equivalents at 30 September	1,947	2,118

[1] Net profit after transfers of net income approved by the Board of Governors includes dividends of €61 million received for the period to 30 September 2008 (2007: €74 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 September 2008 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2007 except for Treasury's available-for-sale debt securities. Following an amendment to IAS 39 issued in October 2008, permitting reclassification of financial assets in certain restricted circumstances, the Bank has decided to re-classify the Treasury available-for-sale debt securities portfolio to loans and receivables. This amendment has been applied retrospectively to commence on 1 July 2008. The reclassification results in the cessation of fair value accounting for those assets previously designated as available-for-sale. The fair values of the assets at the date of reclassification becomes their new amortised cost and those assets will subsequently be accounted for on that measurement basis. Any previous gains or losses on those assets that had been recognised directly in reserves shall be amortised to profit or loss over the remaining life. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2007. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2008.

3. Loan investments

	2008 Sovereign loans € million	2008 Non-sovereign loans € million	2008 Total loans € million	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million
Operating assets						
At 1 January	**1,928**	**7,057**	**8,985**	1,977	6,334	8,311
Movement in fair value revaluation	**-**	**3**	**3**	-	-	-
Disbursements	**286**	**3,563**	**3,849**	267	2,510	2,777
Repayments and prepayments	**(264)**	**(2,254)**	**(2,518)**	(248)	(1,922)	(2,170)
Foreign exchange movements	**47**	**161**	**208**	(83)	(207)	(290)
Movement in net deferral of front end fees and related direct costs	**(3)**	**(12)**	**(15)**	(4)	(12)	(16)
Written off	**-**	**(2)**	**(2)**	-	(2)	(2)
At 30 September	**1,994**	**8,516**	**10,510**	1,909	6,701	8,610
Portfolio provisions for the unidentified impairment of loan invesments	**(5)**	**(120)**	**(125)**	(5)	(77)	(82)
Specific provisions for the identified impairment of loan investments	**-**	**(33)**	**(33)**	-	(19)	(19)
Total operating assets net of provisions for impairment at 30 September	**1,989**	**8,363**	**10,352**	1,904	6,605	8,509

At 30 September 2008 the Bank categorised 9 loans as impaired, totalling €37 million (31 December 2007: 12 loans totalling €37 million; 30 September 2007: 10 loans totalling €23 million). Specific provisions on these assets amounted to €33 million (31 December 2007: €33 million; 30 September 2007: €19 million).

4. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	Fair value through profit or loss total share investments € million	Available-for sale unlisted share investments € million	Available-for sale listed share investments € million	Available-for-sale total share investments € million	Total share investments € million
Outstanding disbursements							
At 31 December 2006	1,035	240	1,275	659	489	1,148	2,423
Transfer between classes	(14)	19	5	(68)	63	(5)	-
Disbursements	297	-	297	334	17	351	648
Disposals	(162)	-	(162)	(94)	(65)	(159)	(321)
Written off	(2)	-	(2)	(2)	(1)	(3)	(5)
At 30 September 2007	1,154	259	1,413	829	503	1,332	2,745
At 31 December 2007	1,220	260	1,480	969	636	1,605	3,085
Disbursements	195	8	203	416	298	714	917
Disposals	(141)	-	(141)	(150)	(37)	(187)	(328)
Written off	(8)	-	(8)	(1)	-	(1)	(9)
At 30 September 2008	1,266	268	1,534	1,234	897	2,131	3,665
Fair value adjustment							
At 31 December 2006	558	567	1,125	103	1,402	1,505	2,630
Transfer between classes	(46)	36	(10)	47	(37)	10	-
Movement in fair value revaluation	193	571	764	(76)	(65)	(141)	623
Impairment of available-for-sale share investments	-	-	-	3	8	11	11
At 30 September 2007	705	1,174	1,879	77	1,308	1,385	3,264
At 31 December 2007	990	999	1,989	257	1,262	1,519	3,508
Movement in fair value revaluation	(43)	(709)	(752)	103	(1,040)	(937)	(1,689)
Impairment of available-for-sale share investments	-	-	-	(2)	-	(2)	(2)
At 30 September 2008	947	290	1,237	358	222	580	1,817
Fair value at 30 September 2008	2,213	558	2,771	1,592	1,119	2,711	5,482
Fair value at 30 September 2007	1,859	1,433	3,292	906	1,811	2,717	6,009

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

	30 September 2008			30 September 2007		
	Banking	**Treasury**	**Aggregated**	Banking	Treasury	Aggregated
	€ million	**€ million**	**€ million**	€ million	€ million	€ million
Interest income	473	479	952	438	505	943
Other income	134	(85)	49	1,363	9	1,372
Fair value movement on paid-in capital receivable and associated hedges	2	-	2	4	-	4
Total segment revenue	609	394	1,003	1,805	514	2,319
Less interest expense and similar charges	(422)	(434)	(856)	(357)	(467)	(824)
Allocation of the return on capital	344	37	381	268	30	298
Fair value movement on non-qualifying hedges	-	144	144	-	(40)	(40)
Less general administrative expenses	(151)	(13)	(164)	(160)	(15)	(175)
Less depreciation and amortisation	(10)	(1)	(11)	(8)	-	(8)
Segment result before provisions	370	127	497	1,548	22	1,570
Provision for impairment of loan investments	(28)	-	(28)	223	-	223
Net profit for the period	342	127	469	1,771	22	1,793
Transfers of net income approved by the Board of Governors			(115)			-
Net profit after transfers of net income approved by the Board of Governors			354			1,793
Segment assets	16,568	17,036	33,604	14,870	17,930	32,800
Paid-in capital receivable			44			115
Total assets			33,648			32,915
Segment liabilities						
Total liabilities	136	20,409	20,545	130	19,050	19,180
Capital expenditure	17	1	18	29	2	31

For the first nine months of 2008, the fair value movement on paid-in capital receivable and associated hedges amounted to €2 million (2007: €4 million) and the allocation of the return on capital amounted to €381 million (2007: €298 million). Together, these total €383 million (2007: €302 million), which is included in the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €475 million (2007: €526 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

END